News Release

[redacted]

08000418

ZURICH®

Zurich acquires TEB Sigorta and enters Turkish Market

Zurich Financial Services
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www.zurich.com
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Zurich, January 24, 2008 - Zurich Financial Services Group (Zurich) announced today that it has signed an agreement to acquire 100% of general insurer TEB Sigorta A.S. from TEB Mali Yatirimlar A.S. (TEB Mali). TEB Sigorta will maintain distribution arrangements with various TEB Mali subsidiaries for the distribution of general insurance products on an exclusive basis. This acquisition allows Zurich a successful entry into the attractive Turkish market.

TEB Sigorta is one of the fastest growing and most profitable general insurance companies in Turkey with a strong focus on banc-assurance. Premiums collected in 2007 were approximately USD 130 million (YTL 155 million). It currently distributes its products through an extensive network of regional offices, agents, brokers and financial institutions offering access to more than 600 points-of-sale. Zurich considers Turkey an attractive growth market. Between 2003 and 2006 the Turkish insurance sector grew at a cumulated average growth rate (CAGR) of 24% while the insurance penetration is considerably lower compared to other Central and Eastern European countries.

Annette Court, Zurich's CEO, Europe General Insurance, said: "In line with our profitable growth strategy, this acquisition represents another important step as we enter the attractive Turkish market. It allows Zurich to combine the strong distribution capacity of TEB Group with Zurich's considerable strengths and efficient pan-European operating platform."

ZURICH®

The acquisition will be managed from Zurich's Central and Eastern Europe (CEE) business unit in Vienna which includes the Group's existing Austrian and Russian operations.

Subject to the approval of the relevant insurance regulatory and antitrust authorities, the transaction is expected to close in the first quarter of 2008.

Note to editors:

The acquisition of TEB Sigorta represents the sixth bolt-on acquisition of Europe General Insurance within the last couple of months. This is in line with the Group's strategy to achieve profitable growth both organically and through tactical bolt-on acquisitions by expanding its customer, product and distribution capabilities. Acquisitions included:

- United Kingdom: Endsleigh Limited, an insurance intermediary in the UK (December 2006)
- Spain: ACC Seguros y Reaseguros de Daños, S.A., a leading surety writer in Spain (December 2006)
- Russia: OOO NASTA Insurance Company, a leading personal lines insurer (April 2007)
- Ireland: Wrightway Underwriting Limited, one of the most successful independent underwriting agencies in Ireland (September 2007)
- Germany: Real Garant Versicherung AG, one of the leading providers of car warranty insurance in Germany (October 2007)

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END